UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-33107

CANADIAN SOLAR INC.

4273 King Street East, Suite 102

Kitchener, Ontario, N2P 2E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CANADIAN SOLAR INC.

Form 6-K

TABLE OF CONTENTS

Explanatory Note

Signature

Exhibit Index

Exhibit 99.1

Explanatory Note

CSI Solar Co., Ltd. (“CSI Solar”), a majority-owned subsidiary of Canadian Solar Inc. (“Canadian Solar”) with its shares listed on the Shanghai Stock Exchange (“SSE”)’s Sci-Tech Innovation Board, has filed with the SSE its preliminary results for 2025 (the “Preliminary Results For 2025”). Currently, Canadian Solar owns approximately 64% of CSI Solar.

Exhibit 99.1 provides an English translation of the Preliminary Results For 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
Name:	Shawn (Xiaohua) Qu
Title:	Chairman and Chief Executive Officer

Date: February 27, 2026

EXHIBIT INDEX

Exhibit 99.1 — Preliminary Results For 2025